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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                  (Amendment No. _______)*


                         Vysis, Inc.
____________________________________________________________
                      (Name of Issuer)

          Common Stock, Par Value $  .01 Per Share
 ___________________________________________________________
               (Title of Class of Securities)

                        928961101
____________________________________________________________
                       (CUSIP Number)

       Stephen F. Gates, Amoco Corporation, MC2106A
                      200 E. Randolph Drive,
             Chicago, IL  60601, (312) 856-5474
 ___________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      February 10, 1998
____________________________________________________________
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)
(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                        SCHEDULE 13D

CUSIP NO. 928961101                         PAGE 1 OF 9 PAGES

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. Of Above Person

     Amoco Technology Company
     Amoco Corporation

2.   Check the Appropriate Box if a member of a group* (a) [_]
                                                       (b)  [_]
3.   SEC Use Only

4.   Source of Funds*
     00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d)or 2(e) [_].

6.   Citizenship or Place of Organization

     Amoco Technology Company, Delaware
     Amoco Corporation, Indiana

     Number of                  7. Sole Voting Power
     Shares                        6,662,682 Shares-Amoco Technology Company
     Beneficially Owned By      8. Shared Voting Power
     Each                       9. Sole Dispositive Power
     Reporting                     6,662,682 Shares-Amoco Technology Company
     Person With               10. Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,662,682 Shares of Common Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     [_]

13.  Percent of Class Represented by Amount in Row (11)
     68.9%

14.  Type of Reporting Person*
     CO


            *SEE INSTRUCTIONS BEFORE FILLING OUT:
Include both sides of the cover page, responses to Items 1-7
   (Including Exhibits) of the Schedule, and the Signature
                        Attestation.
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Item 1.   Security and Issuer

Common Stock, par value $0.001 per share, of Vysis, Inc. as Issuer, 3100 Woodcreek Drive, Downers Grove, Illinois 60515-5424.


Item 2.   Identity and Background

Reporting Persons (2):

First Reporting  Person

Name:                              Amoco Technology Company("ATC")
State of Incorporation:            Delaware
Principal Business:                Holding Company for interests in
                                   Technology Businesses
Address of Principal Business
   and Principal Executive Office  200 East Randolph Drive
                                   Chicago, Illinois 60601

The  Executive  Officers and Directors of  Amoco  Technology Company are:

NAME & BUSINESS ADDRESS            TITLE;  PRINCIPAL OCCUPATION

     J. E. Fligg                   Chairman and Director; Senior Executive
     200 E. Randolph Drive         Vice President-Strategic
     Chicago, Illinois 60601       Planning and International
                                   Business Development, Amoco Corporation

     R. C. Carr                    President and Director; Vice
     200 E. Randolph Drive         President-Planning, Amoco
     Chicago, Illinois 60601       Corporation

     J. M. Keating                 Vice President, Manager of Business Analysis
     200 E. Randolph Drive         and Acquisitions, Chemical Development and
     Chicago, Illinois 60601       Diversifications, Amoco Corporation

     R. D. Agdern                  Director; Associate General
     200 E. Randolph Drive         Counsel, Amoco Corporation
     Chicago, Illinois 60601

Second Reporting Person

Name:                              Amoco Corporation
State of Incorporation:            Indiana
Principal Business:                Integrated Petroleum and Chemical Operations
Address of Principal Business
   and Principal Executive Office: 200 East Randolph Drive
                                   Chicago, Illinois 60601

The Executive Officers and Directors of Amoco Corporation are:

     NAME & BUSINESS ADDRESS       TITLE:  PRINCIPAL OCCUPATION

     H. L. Fuller                  Chairman of the Board,
     200 East Randolph Drive       CEO, & Director
     Chicago, Illinois 60601

     W. G. Lowrie                  President & Director
     200 East Randolph Drive
     Chicago, Illinois 60601

     J. E. Fligg                   Sr. Executive Vice President-
     200 East Randolph Drive       Strategic Planning &
     Chicago, Illinois 60601       International Business Development

     J. F. Campbell                Senior Vice President,
     200 East Randolph Drive       Human Resources
     Chicago, Illinois 60601

     J. L. Carl                    Executive Vice President &
     200 East Randolph Drive       Chief Financial Officer
     Chicago, Illinois 60601

     G. S. Spindler                Senior Vice President,
     200 East Randolph Drive       Law and Corporate Affairs
     Chicago, Illinois 60601

     E. J. Sosa                    Executive Vice President -
     200 East Randolph Drive       Chemicals Sector
     Chicago, Illinois 60601

     W. D. Ford                    Executive Vice President -
     200 East Randolph Drive       Petroleum Products Sector
     Chicago, Illinois 60601

     L. R. Flury                   Executive Vice President -
     200 East Randolph Drive       Exploration &
     Chicago, Illinois 60601       Production Sector

     D. F. Work                    Senior Vice President
     200 East Randolph Drive       Shared Services
     Chicago, Illinois 60601

     T. M. Solso                   Director;  President and Chief
     200 East Randolph Drive       Operating Officer, Cummins
     Chicago,Illinois 60601        Engine Company, Inc., Columbus, IN

     R. J. Ferris                  Director; Co-Chairman (Retired)
     200 East Randolph Drive       Doubletree Corporation,
     Chicago, Illinois             Phoenix, AZ

     J. H. Bryan                   Director; Chairman and Chief
     200 East Randolph Drive       Executive Officer, Sara Lee
     Chicago, Illinois  60601      Corporation, Chicago , IL

     R. S. Block                   Director; Executive Vice
     200 East Randolph Drive       President and Chief
     Chicago, Illinois 60601       Insurance Officer (Retired), The
                                   Equitable, New York, NY

     D. R. Beall                   Director; Chairman of the
     200 East Randolph Drive       Executive Committee, and
     Chicago, Illinois  60601      Retired Chairman and Chief
                                   Executive Officer, Rockwell
                                   International Corporation,
                                   Costa Mesa, CA

     E. B. Davis, Jr.              Director; President and Chief
     200 East Randolph Drive       Executive Officer,
     Chicago, Illinois  60601      Wisconsin Power and
                                   Light Company and
                                   WPL Holdings, Inc.,
                                   Madison,WI

     M. R. Seger                   Director; Financial Economist
     200 East Randolph Drive       and Former Governor of the
     Chicago, Illinois 60601       Federal Reserve Board,
                                   Washington, DC

     W. E. Massey                  Director; President,
     200 East Randolph Drive       Morehouse college, Atlanta, GA
     Chicago, Illinois 60601

     M. H. Wilson                  Director; Vice Chairman RBC
     200 East Randolph Drive       Dominion Securities, Inc.,
     Chicago, Illinois 60601       Toronto, Ontario, Canada

     F. A. Maljers                 Director; Chairman (Retired)
     200 East Randolph Drive       Unilever, N.V., and Vice
     Chicago, Illinois 60601       Chairman (Retired) Unilever
                                   PLC, Rotterdam,
                                   The Netherlands

     A. C. Martinez                Director; Chairman and Chief
     200 East Randolph Drive       Executive Officer, Sears,
     Chicago, Illinois 60601       Roebuck and Co., Hoffman
                                   Estates, IL

Neither Amoco Corporation, Amoco Technology Company nor any of the above listed Executive Officers or Directors has, during the last five years, been convicted in a criminal proceeding or been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual identified above is a United
States citizen, except M. H. Wilson, who is Canadian, F.A.
Maljers, who is Dutch, and J. E. Fligg, who is Australian.

Item 3.   Source and Amount of Funds or Other Consideration

On February 10, 1998, Vysis, Inc. completed an initial public offering of 3,000,000 shares of its common stock at a price to the public of $12.00 per share. Prior to the initial public offering, Amoco Technology Company was the owner of substantially all of the equity interest in Vysis. At the time of the offering, ATC agreed to convert $8.1MM of debt owed to it by Vysis into 675,000 shares of common stock (at the public offering price).

Item 4.   Purpose of Transaction

ATC continues to own 6,662,682 shares, constituting 68.9% of the outstanding common stock immediately after the initial public offering. ATC has no present intention to take specific actions listed in Items 4(a)-(j) of Schedule 13-D. However, as controlling stockholder, Amoco may independently plan or propose such actions from time-to-time in the future, and may support or reject management plans and propositions relating to such actions.

Item 5.   Interest in Securities of the Issuer

(a) Amoco Technology Company, a direct wholly-owned subsidiary of Amoco Corporation, is the owner of record of 6,662,682 shares of Vysis, Inc. common stock (the "Shares"), which Shares constitute 68.9% of such stock outstanding.

(b) ATC has the sole power to vote and dispose of the Shares.

(c) Prior to the initial public offering, ATC held shares of Series A and Series B preferred stock of Vysis. By its terms, the preferred stock held by ATC automatically converted into a total of 4,929,288 shares of common stock upon completion of the initial public offering.

     ATC agreed to convert $8.1MM of debt into shares of common stock at the initial public offering price, resulting in the receipt by ATC of an additional 675,000 shares upon consummation of the initial public offering.

(d)  Not applicable

(e)  Not applicable


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

Vysis and ATC entered into a Registration Rights Agreement dated February 5, 1998 pursuant to which Vysis granted ATC registration rights under the Securities Act with respect to the shares of Common Stock owned by ATC. Under the Registration Rights Agreement, ATC may sell securities under one effective demand registration per calendar year and the right may only be exercised with respect to specified minimum amounts of shares of Common Stock.

Item 7.   Material to be Filed as Exhibits

Registration Rights Agreement between Amoco Technology
Company and Vysis, Inc. dated February 5, 1998.
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 1998             AMOCO CORPORATION


                              By:     P. J. Clayton
                              Name:   P. J. Clayton
                              Title: Assistant Corporate Secretary


                              AMOCO TECHNOLOGY COMPANY


                              By:     F. J. Sroka
                              Name:   F. J. Sroka
                              Title:  Corporate Secretary